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                               February 6, 2023

       Dong Shim
       Chief Financial Officer
       Body and Mind Inc.
       750     1095 West Pender Street
       Vancouver, British Columbia, Canada V6E 2M6

                                                        Re: Body and Mind Inc.
                                                            Form 10-K for the
fiscal year ended July 31, 2022
                                                            Filed January 17,
2023
                                                            File No. 0-55940

       Dear Dong Shim:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended July 31, 2022

       Report of Independent Registered Public Accounting Firm, page F-2

   1. In the second sentence of the first paragraph, your auditor does not indicate whether they had also audited the
financial position as of July 31, 2021. Please confirm, if true, that they had as of the
report date. Please ensure that the audit reports included in your future filings make the
appropriate disclosures in this regard.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Jenn Do at (202) 551-3743 or Daniel Gordon at
(202) 551-3486 with
       any questions.
 Dong Shim
Body and Mind Inc.
February 6, 2023
Page 2

FirstName LastNameDong Shim       Sincerely,
Comapany NameBody and Mind Inc.
                                  Division of Corporation Finance
February 6, 2023 Page 2           Office of Life Sciences
FirstName LastName